EXHIBIT 99.1 E

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of the Company

GOLD STANDARD VENTURES CORP.
610-815 West Hastings St
Vancouver, BC V6C 1B4

(the "Issuer")

Item 2.	Date of Material Change

October 31, 2012

Item 3.	Press Release

The press release was disseminated through Canada Stockwatch and Marketwire news services on October 31, 2012.

Item 4.	Summary of Material Change

The Company reported that its Plan of Operation (PO) for its 100%-owned Railroad Project in Nevada’s Carlin Trend has been approved by the U.S. Federal Government’s Bureau of Land Management.  With this approval, Gold Standard can now explore key sections of public lands along the six-mile-long Bullion Fault Corridor it controls.

The Company also announced new drill results.

Item 5.	Full Description of Material Change

See attached News Release.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Nothing in this form is required to be maintained on a confidential basis.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Richard Silas (Corporate Secretary) Ph. 604-687-2766

Item 9.	Date of Report

October 31, 2012

GOLD STANDARD VENTURES CORP.
By:
“Richard Silas”
Corporate Secretary
Official Capacity
Richard Silas
(Please print here name of individual whose signature appears above.)

GOLD STANDARD VENTURES OBTAINS APPROVAL FOR RAILROAD PROJECT PLAN OF OPERATION

KEY DRILL TARGETS OPENED UP DOWN TREND FROM NORTH BULLION HIGH-GRADE GOLD DISCOVERY
NEW HIGH-GRADE SILVER TARGET DISCOVERED IN RAILROAD FAULT ZONE – 5 FEET OF 60 OZ/AG

October 31, 2012 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) www.goldstandardv.com reported today that its Plan of Operation (PO) for its 100%-owned Railroad Project in Nevada’s Carlin Trend has been approved by the U.S. Federal Government’s Bureau of Land Management.  With this approval, Gold Standard can now explore key sections of public lands along the six-mile-long Bullion Fault Corridor it controls. Gold Standard’s major high-grade gold discovery in the North Bullion Fault Zone (NBFZ) sits within the northern portion of this corridor. Gold Standard’s geologists believe NBFZ high-grade mineralization continues within the corridor further north and south onto public lands.

To date, drilling has been almost exclusively on private lands in sections 27 and 33 which are permitted and bonded by a relatively simple and expeditious process administered by the Nevada Department of Environmental Protection. For the last two plus years, drilling on public lands has been limited to a maximum of five acres of disturbance which was permitted under a Notice of Intent. Permitting for more than five acres of disturbance on federally-managed public lands requires an approved PO including a comprehensive Environmental Assessment.

The now approved PO covers 3,169 acres (2620 acres of public land and 549 acres of private land) located in sections 28, 32, 33, and 34, Township 31N, Range 53E and portions of section 3, and most of section 4 in Township 30N, Range 53E, and can be reviewed on Gold Standard’s website at the following link: http://goldstandardv.com/poo-targets-map.jpg Exploration-related disturbance and  reclamation bonding can now be conducted in two phases of up to 50 acres in phase I and an additional 150 acres in phase II.  This PO provides access to all of the key targets Gold Standard intends to pursue in the next several years. The map linked to this news release identifies these additional targets to be drilled in 2013 including the southern extension of the Bullion Fault Corridor, the Railroad Fault Zone target, the Central Bullion Skarn target, the Central Bullion copper-gold target, and the recently identified Cherry Springs Fault Zone and Webb Creek Fault Zone targets.

Dave Mathewson, Gold Standard`s Vice President of Exploration, elaborated: “Our first priority remains the NBFZ. We will have two or three core drills operating on this target through the winter. We are able to do this because the area is at a low elevation, has firm, relatively-flat road access and an available water source within the area of the drilling.  Approximately ten to twelve holes will be drilled on this target through the winter.  We have completed four core holes in the NBFZ since our last release on September 18, 2012 and we expect to be able to announce additional results from this target shortly.  We are also in the process of designing the 2013 program to address the other target opportunities now that we have the PO.”

“We worked hard to get the PO in place prior to the 2012 field season. In fact, the original schedule which everyone including the BLM agreed to was for completion by January 15, 2012.  Unfortunately, Nevada explorers have found that approvals have been slow in coming.”  Details on the new targets opened up by the PO include:

The southern extension of the very important Bullion Fault Corridor was discovered in late 2010 and has only received three exploration holes, all of which were drilled early in the program without the benefit of the CSAMT geophysical data which has proved invaluable in siting drill locations. With the PO now approved, this target can be aggressively pursued southward.

The Railroad Fault Zone target has also received limited drilling assessment over the past three years pending approval of the PO.  Results to date are reported in the table of results, and include: 50ft of 0.377gAu/T (0.011 oz Au/st) oxide in RR11-06, and two high grade silver intervals consisting of 5ft of 60.1 oz Ag/st and 2 ft of 241 oz Ag/st in RR11-13 at the bottom of the hole. This unusually rich occurrence merits further work.  The nearby POD deposit, consisting of a non-43-101 compliant resource of one- hundred thousand ounces of gold at about 3gAu/T (the POD resource was completed prior to 2001 and NI43-101, is historic in nature and is not to be relied upon), appears to represent the upper, exposed portion of a wide west-northwesterly-trending prospective fault zone.  Permissive rock units are obscured by, and appear to underlie, a package of largely non-permissive, capping slide-blocks obscuring the target opportunity.  West-northwest structural zones provide some of the better target opportunities on the Carlin Trend, including Newmont’s productive Rain Fault about five miles to the north.  An initial target assessment will be conducted next year with RC drilling.

A total of seven holes have been drilled by the Company into the Central Bullion Skarn target with one hole, RRB12-3, still in progress.  To date, results have been limited to relatively thin but multiple zones of base and precious metals (see table of results).  The Central Bullion skarns provided the host for essentially all the base and precious metal deposits mined at Railroad beginning in the late 1860’s through the 1880’s and also in the early 1900’s.  Gold Standard believes these skarn-related targets have never been properly drill assessed and certainly have not been drilled for understanding with core.  The Central Bullion area skarns provide a very good opportunity for high grades of base metals, gold and silver.

The Central Bullion Cu-Au Target Zone has historically received only relatively-shallow RC drilling including two holes drilled by Kinross Mining Co. in 1998-99.  The target appears to have developed within contact metamorphosed (hornfelsed) siliceous sedimentary rock units along the northern flank of the Early Tertiary Bullion stock.  Several of the holes intersecting this zone bottomed in copper with gold mineralization.  It is believed that no core drilling has ever been conducted on this target.  The two Kinross holes contained the following reported, but unconfirmed, assays:

K98-49 (TD 1270ft): 855-930ft, 75ft of 0.101ozAu/st, and 1000 -1250ft, 250ft of 0.3%Cu.
K99-17 (TD 1045ft): 680-740ft, 60ft of 0.014ozAu/st, and 650-800ft, 150ft of 0.5% Cu, and also
 875-1045, 170ft of 0.4% Cu.

The Webb Creek and Cherry Creek targets have been formulated from surface prospecting and CSAMT surveys, respectively.  Drilling will begin on these two targets in 2013.

The following table presents results from initial exploratory drilling completed over the past year on the new Railroad Fault Zone and Central Bullion targets, described above, which are located 1 to 2 miles southwest of NBFZ target respectively.

RAILROAD FAULT ZONE and CENTRAL BULLION DRILL HOLES
DRILL HOLE	TARGET	TD (FEET)	TD (METERS)	INTERCEPT (FEET)	THICKNESS (FEET)	GRADE (ozAu/st)	INTERCEPT (METERS)	THICKNESS (METERS)	GRADE gAu/T	OTHER AG,CU,PB,ZN, ETC.
RR11-13	RR Fault	1,802	549.3	1,510-1,515	5		460.3-461.8	1.5		60.1 oz/st Ag
				1,800-1,802	2		548.7-549.3	0.6		241 oz/st Ag
RR12-12	RR Fault	1,727	526.4	200-220	20	0.011	61.0-67.0	6.0	0.377
				1,290-1295	5		393.3-394.8	1.5		2.45 oz/st Ag
RAILROAD FAULT ZONE and CENTRAL BULLION DRILL HOLES
DRILL HOLE	TARGET	TD (FEET)	TD (METERS)	INTERCEPT (FEET)	THICKNESS (FEET)	GRADE (ozAu/st)	INTERCEPT (METERS)	THICKNESS (METERS)	GRADE gAu/T	OTHER AG,CU,PB,ZN, ETC.
RRB11-01	C. Bullion	1,588	484	700-710	10	0.025	213-216	3.0	0.857
RRB11-02	C. Bullion	1,865	569	27.5-47	19.5		8.4-14.3	5.9		4.41% Zn
				30-40	10		9.1-12.1	3.0		4.022 oz/st Ag
				346-352	6		105.4-107.3	1.8		1.024 oz/st Ag
				635-650.5	15.5		193.5-198.3	4.7		2.001 oz/st Ag
				635-650.5	15.5		193.5-198.3	4.7		0.9% Cu
				827-840	13		252.1-256	4.0		0.5 % Cu
				1,038-1,045	7		316.4-318.5	2.1		1.3% Cu
				1,285-1,298	13		391.7-395.7	4.0		0.06% Cu
				1,292-1,298	6		393.9-395.7	1.8		1.03 oz/st Ag
				1,343.5-1,350	6.5		409.6-411.5	2.0		0.4% Cu
				1,479-1,493	14		450.9-455.2	4.3		1.503 oz/st Ag
				1,513-1,521	8		461.3-463.7	2.4		0.6% Cu
RRB11-03	C. Bullion	1,068	326	No Significant Assays
RRB11-04	C. Bullion	347	106	0-7	7		0.0-2.1	2.1		1.95% Cu
				33-36	2		10.1-10.8	0.6		16.2 oz/st Ag
				117-119	2		35.7-36.3	0.6		8.52% Cu
				119-123	4		36.3-37.5	1.2		1.83% Zn
RRB12-01	C. Bullion	1,896	578	775-778	3		236.2-237.1	0.9		4.58 oz/st Ag
				775-778	3		236.2-237.1	0.9		1.55% Pb
				775-778	3		236.2-237.1	0.9		1.38% Zn
RRB12-02	C. Bullion	2,377	725	663-675	12		202.1-205.7	3.7		1.30 oz/st Ag
				935-942.5	7.5		285.0-287.3	2.3		6.16 oz/st Ag
RRB12-03	C. Bullion	1,068	326	Drill Hole in Progress

*note: the gold intervals reported in the above table are based on a 0.300 g Au/T (0.008 oz Au/st) cutoff. The reported gold intervals may, or may not represent true thicknesses and, or widths. In general, the gold distribution within these large, complex tectonic and collapse breccia bodies tends to be irregular and determinable by grade breaks only.

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance: All sampling was conducted under the supervision of the Company’s project geologist and the chain of custody from the drill to the sample preparation facility was continuously monitored. Core was cut at the Company’s facility in Elko and one half was sent to the lab for analysis and the other half retained in the original core box. A blank, quarter core duplicate or certified reference material was inserted approximately every tenth sample. The samples are delivered to ALS Minerals preparation facility in Elko. The samples are crushed and pulverized and sample pulps are shipped to ALS Minerals certified laboratory in Vancouver where they are digested and analyzed using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split. Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is a Canadian-based company focused on the acquisition and exploration of district-scale and other gold-bearing mineral properties exclusively in the State of Nevada, United States. The Company’s flagship property is the Railroad Project, located in Elko County, Nevada. The Railroad Project is a prospective gold exploration target comprising approximately 15,636 acres (24.4 square miles) within the Carlin Trend of north-central Nevada.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

On behalf of the Board of Directors of Gold Standard,
“Jonathan Awde”
Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions.  Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our current drill plans are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: operational risks associated with mineral exploration; unanticipated geological formations, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). Furthermore, the existence of gold deposits on nearby properties is not necessarily indicative of the mineralization on our properties. These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.